NI43-101 REPORT ON THE EL HORCON PROJECT
MINERAL RESOURCE ESTIMATION FOR THE
DIAMANTILLO, DIAMANTILLO HW, NATIVIDAD, &
SAN GUILLERMO ZONES
AS OF AUGUST 31ST, 2013

Location: Comanja, Jalisco, Mexico

-Prepared for-

Great Panther Silver Limited
800 – 333 Seymour Street
Vancouver, B.C., Canada, V6B 5A6

Prepared By:

Robert F. Brown, P. Eng., Qualified Person & V.P. Exploration

Effective Date: August 31, 2013
Report Date: September 26, 2013

Great Panther Silver Limited Technical Report on the El Horcon Project Resource Estimation Comanja, Nayarit, Mexico

C O N T E N T S

1.0	SUMMARY			1-1

2.0	INTRODUCTION			2-1

3.0	RELIANCE ON OTHER EXPERTS			3-1

4.0	PROPERTY DESCRIPTION AND LOCATION			4-1

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY			5-1
	5.1	Accessibility		5-1
	5.2	Climate		5-1
	5.3	Local Resources		5-1
	5.4	Physiography		5-1

6.0	HISTORY			6-1

7.0	GEOLOGICAL SETTING AND MINERALIZATION			7-1
	7.1	Regional Geology		7-1
	7.2	Local and Property Geology		7-1
	7.3	Mineralization		7-4

8.0	DEPOSIT TYPE			8-1

9.0	EXPLORATION			9-1

10.0	DRILLING			10-1

11.0	SAMPLE PREPARATION, ANALYSES, AND SECURITY			11-1
	11.1	Sample Preparation		11-1
		11.1.1	Drill Samples	11-1
		11.1.2	Channel Samples	11-1
	11.2	Analyses		11-2
	11.3	Assay QAQC		11-2
		11.3.1	Blanks	11-3
		11.3.2	Standards	11-5
		11.3.3	Duplicates	11-8
		11.3.4	Umpire Checks	11-9
		11.3.5	Sample Security	11-11

12.0	DATA VERIFICATION			12-1

13.0	MINERAL PROCESSING AND METALLURGICAL TESTING			13-1

14.0	MINERAL RESOURCE ESTIMATES			14-1
	14.1	Previous Estimates		14-1
	14.2	Database – General Description		14-2
	14.3	Assays		14-2
	14.4	Core Recovery and RQD		14-3
	14.5	Density		14-4
	14.6	Geological and Structural Domains		14-5

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Great Panther Silver Limited Technical Report on the El Horcon Project Resource Estimation Comanja, Nayarit, Mexico

	14.7	Assay Capping		14-5
	14.8	Samples for Interpolation		14-6
	14.9	Block Model and Grade Estimation Procedures		14-7
		14.9.1	Dimensions and Coding	14-7
		14.9.2	Geostatistics	14-8
		14.9.3	Grade Interpolation	14-8
	14.10	Block Model Validation		14-9
		14.10.1	Visual Inspection	14-9
	14.11	Classification		14-9
	14.12	Mineral Resource Tabulations		14-9
15.0	MINERAL RESERVE ESTIMATES			15-1
16.0	MINING METHODS			16-1
17.0	RECOVERY METHODS			17-1
18.0	PROJECT INFRASTRUCTURE			18-1
19.0	MARKET STUDIES AND CONTRACTS			19-1
20.0	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT			20-1
21.0	CAPITAL AND OPERATING COSTS			21-1
22.0	ECONOMIC ANALYSIS			22-1
23.0	ADJACENT PROPERTIES			23-1
24.0	OTHER RELEVANT DATA AND INFORMATION			24-1
25.0	INTERPRETATION AND CONCLUSIONS			25-1
26.0	RECOMMENDATIONS			26-1
27.0	REFERENCES			27-1
28.0	DATE AND SIGNATURE PAGE			28-1
29.0	CERTIFICATES OF QUALIFIED PERSON			29-1

T A B L E S

Table 1-1:	Inferred Mineral Resource Estimates – Great Panther Silver Limited – El Horcon Project	1-1
Table 4-1:	Claims that Comprise the GPR Holdings at the El Horcon Project	4-2
Table 10-1:	Drilling Contractors - El Horcon Project	10-4
Table 11-1:	Standard Values Outside 3 Standard Deviations – Great Panther Silver Limited – El Horcon Project	11-8
Table 14-1:	Inferred Mineral Resource Estimates - Great Panther Silver Limited - El Horcon Project.	14-1
Table 14-2:	Drill Sample Statistics by Area – Great Panther Silver Limited – El Horcon Project	14-3
Table 14-3:	Recovery and RQD by Area – Great Panther Silver Limited – El Horcon Project	14-4
Table 14-4:	Vein Orientation – Great Panther Silver Limited – El Horcon Project	14-5
Table 14-5:	Drill Hole Assay Capping - Great Panther Silver Limited – El Horcon Project	14-6
Table 14-6:	Drill Hole Sample Statistics – Great Panther Silver Limited – El Horcon Project	14-7
Table 14-7:	Block Model dimensions & Extent - Great Panther Limited – El Horcon Project	14-7

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Great Panther Silver Limited Technical Report on the El Horcon Project Resource Estimation Comanja, Nayarit, Mexico

Table 14-8:	Grade Interpolation Method – Great Panther Silver Limited – El Horcon Project	14-8
Table 14-9:	Inferred Mineral Resources - Great Panther Silver Limited – El Horcon Project	14-10

F I G U R E S

Figure 4- 1:	El Horcon Project Property Map	4-1
Figure 4- 2:	El Horcon Project Mineral Claims Map	4-3
Figure 7- 1:	Local Area Geology for the El Horcon Project	7-2
Figure 7- 2A:	Legend for Figure 7-1 Local Area Geology for the El Horcon Project	7-3
Figure 10-1:	El Horcon Drill Hole Location Plan Map	10-2
Figure 10-2:	Longitudinal Section of Diamantillo Zone Drill Holes	10-3
Figure 11-1:	Silver (Ag) of “Blank” material sent to SGS-GTO	11-4
Figure 11-2:	Gold(Au) Assays of GTS06 Standard	11-5
Figure 11-3:	Comparison of ALS Chemex and SGS-GTO Silver assays	11-10
Figure 11-4:	Comparison of ALS Chemex and SGS-GTO Gold assays	11-10
Figure 14-1:	Longitudinal Section with Block Model of the Diamantillo Vein	14-11
Figure 14-2:	Longitudinal Section with Block Model of the Diamantillo HW Vein	14-12

G L O S S A R Y

UNITS OF MEASURE
Centimetre	cm
Grams per tonne	g/t
Hectare	ha
Kilotonnes	kt
Kilometre	km
Metres above sea level	masl
Metre	m
Millimetres	mm
Million tonnes	Mt
Million	M
Ounce	oz
Parts per million	ppm
Tonne	t
Tonnes per cubic metre	t/m3

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Great Panther Silver Limited Technical Report on the El Horcon Project Resource Estimation Comanja, Nayarit, Mexico

ABBREVIATIONS AND ACRONYMS

Atomic Absorption Spectography	AAS
Canadian Institute of Mining, Metallurgy and Petroleum	CIM
Gold Equivalent	AuEq
Gold	Au
Great Panther Silver Limited	GPR
Guanajuato Mine Complex	GMC
Inverse Distance Cubed	ID3
Inverse Distance Squared	ID2
Instituto Nacional de Estadistica y Geografia	INEGI
Lead	Pb
MFW Geoscience Inc.	MFW
Minera Mexicana El Rosario, S.A. de C.V	MMR
Minera Villa Seca S.A. de C.V	MVS
National Instrument 43- 101	NI 43-101
Qualified Person	QP
Quality Assurance/Quality Control	QA/QC
Silver Equivalent	AgEq
Silver	Ag
Specific Gravity	SG
Standard Deviation	Std Dev
Zinc	Zn

August 2013	TOC iv

Great Panther Silver Limited Technical Report on the El Horcon Project Resource Estimation Comanja, Nayarit, Mexico

1.0	SUMMARY

The purpose of this Technical Report is to support Great Panther Silver Limited’s (GPR) internal disclosure related to the El Horcon Project mineral resource estimate. This Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) and as GPR is a producer issuer in accordance with TSX/BC securities regulations the mineral resource estimates for this deposit were completed by company personnel.

GPR is engaged in the exploration, development, and production of mineral properties, primarily silver. It is a silver producing company with operating mines in Mexico. In addition to the El Horcon Project, GPR owns and operates the Guanajuato Mine Complex silver mine located in the state of Guanajuato, and the Topia silver mine located in the state of Durango, Mexico.

The mineral resource estimate detailed in this report cover the Diamantillo, Diamantillo HW, Natividad, and San Guillermo veins within the El Horcon Project. This mineral resource estimate has an effective date of August 31, 2013 and is the first mineral resource estimate for the El Horcon Project on behalf of GPR. Table 1-1 provides a summary tabulation of the estimates.

Table 1-1:	Inferred Mineral Resource Estimates – Great Panther Silver Limited – El Horcon Project

Vein	Tonnes	Au g/t	Ag g/t	Pb %	Average $NSR/tonne
Diamantillo	141,285	2.91	79	2.72	158
Diamantillo HW	4,929	4.54	53	2.61	201
San Guillermo	57,878	3.93	37	1.62	165
Natividad	10,310	2.84	98	1.44	157
Grand Total	214,402	3.22	68	2.36	161

Notes:

1.	CIM Definitions were followed for Mineral Resources.
2.	Inferred Mineral Resources are reported at a cut -off of $110USD / tonne.
3.	Bulk Density’s used are 2.77t/m3 (Diamantillo), 2.62t/m3 (Diamantillo HW), 2.57t/m3 (Natividad), and 2.78t/m3 (San Guillermo).
4.	Totals may not agree due to rounding.
5.	$NSR/tonne based on prices of Ag = USD $24/oz; Au = USD $1,440/oz; and Pb = USD $1.00/lb.
6.	Contained ounces have been calculated using 1oz = 31.1035g.
7.	Minimum true width of intersection was 1.0m

It is the opinion of the Qualified Person and author of this report that all data used in the generation of the mineral resource models and the processes by which these data were collected and stored are acceptable and of industry standard.

August 2013	Page 1-1

Great Panther Silver Limited Technical Report on the El Horcon Project Resource Estimation Comanja, Nayarit, Mexico

It is recommended that GPR continues exploration at the El Horcon Project, and that it proceeds with exploration activities in current and other prospective areas to better define and expand the mineral resource. A 2014 drilling budget of 3,000m is sufficient to this end.

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Great Panther Silver Limited Technical Report on the El Horcon Project Resource Estimation Comanja, Nayarit, Mexico

2.0	INTRODUCTION

This Technical Report is the initial mineral resource estimate for the Diamantillo, Diamantillo HW, Natividad, and San Guillermo mineralised veins at the El Horcon Project of Great Panther Silver Limited located in Jalisco State, Mexico.

In accordance with TSX regulations, GPR became a producing issuer as of mid-March 2011 and is therefore able to complete all subsequent mineral resource estimates internally. This Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) and has been prepared by Robert F. Brown (P. Eng., Qualified Person & V.P. Exploration). Mr. Brown is a frequent visitor to the El Horcon (most recently on August 30, 2013).

Great Panther Silver Limited is a Canadian based mining and exploration company active in Mexico. The company operates two mines, the Topia silver-gold-lead-zinc mine in west-central Durango State and the Guanajuato Mining Complex silver-gold mine in Guanajuato State. Total 2012 metal production from GPR’s two mines was 1,560,041oz Ag, 10,923oz Au, 2,120,825lbs Pb, and 3,256,195lbs Zn, from 230,120t production for 2,378,603oz AgEq, with average cost per tonne of production of USD117.63.

The El Horcon Project which is the subject of this report is located in Jalisco State, Mexico. GPR acquired the property in 2012 and owns a 100% interest through Minera Mexicana El Rosario, S.A. de C.V. (MMR), a wholly owned Mexican subsidiary of GPR. The principal metals of interest are gold, silver, lead, and zinc. Mineralization occurs along structures, the largest of which is the Veta Madre with a strike length of 5km. There is minor past production (20th century) through a series of cross cutting adits, and drifting along the structures, notably on the Diamantillo and San Guillermo veins. Production from the Spanish colonial era (16th and 17th centuries) was focused on shallow southwest dipping veins (“mantos”) parallel but northeast of GPR’s drilling.

This report includes the first mineral resource estimation for the Diamantillo, Diamantillo HW, Natividad, and San Guillermo veins with an effective date of August 31, 2013.

Currently there is road access to the project. There are no facilities or assets on site.

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Great Panther Silver Limited Technical Report on the El Horcon Project Resource Estimation Comanja, Nayarit, Mexico

3.0	RELIANCE ON OTHER EXPERTS

This report has been prepared in-house by GPR personnel Robert F. Brown (P. Eng., Qualified Person & V.P. Exploration). The information, conclusions, opinions, and estimates contained herein are based upon internal information available at the time of writing and assumptions, conditions, and qualifications as set forth in this report.

The author, while taking full responsibility for the report content, recognize the kind assistance of Jorge Ortega, (GPR Mexico Exploration Country Manager), Mohammad Nourpour (Vancouver based Senior Geologist), Jose Jesus Hurtado Carmona (GPR Mexico Exploration Senior Geologist), Cesar Alejandro Perez Garcia (former GPR Mexico Exploration Geologist), Maria de los Angeles Neri Calderon (former GPR Mexico Exploration Geologist), and Alejandro Garcia Badilla (former GPR Mexico Exploration Senior Geologist).

For the purpose of this report, the author has researched property title or mineral rights for the El Horcon property and confirms title in the name of Minera Mexican El Rosario S.A. de C.V. (100% owned Mexican subsidiary of Great Panther Silver Limited). The author also confirms that bi-annual taxes and annual assessment filing are in order and have been paid. It should be noted that several outside claims (outside the drilling area) have been cancelled, but that the cancellation orders are being challenged. Resolution of the cancellation and GPR challenge is ongoing as of the date of the report.

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Great Panther Silver Limited Technical Report on the El Horcon Project Resource Estimation Comanja, Nayarit, Mexico

4.0	PROPERTY DESCRIPTION AND LOCATION

The El Horcon Project property is situated north of the city of Leon (Guanajuato State), in the state of Jalisco, Mexico, approximately 470km northwest of Mexico City (see Figure 4-1). The property consists of 17 contiguous claims that cover approximately 7,908.66ha in area. The claim group is located at approximately 21° 22' N latitude and 101° 45' W longitude (NAD 27 UTM 220,000mE & 2,365,000mN). GPR holds a 100% interest in the property through its wholly owned Mexican subsidiary, Minera Mexicana El Rosario, S.A.de C.V. (MMR).

The claims that comprise the GPR holdings at Guanajuato are shown in Table 4-1 and Figure 4-2. There are no known environmental liabilities associated with the property.

Figure 4-1:	El Horcon Project - Property Map

LEGEND
State boundaries
Major Mineral Project
500 km
United States
Sierra Madre Occidental
Gulf of Mexico
Pacific Ocean
Belize
Guatemala
La Herradura
Santa Gertrudis
El Boludo
Hermosillo
Dolores
Mulatos
Ocampo
El Sauzal
Chihuahua
Alamo Dorado
Guadalupe y Calvo
Guanacevi
Topia
Torreon
Monterrey
Culiacan
La Cienega
Metates
Velardeña
Concepcion del Oro
Tayoltita
Durango
San Martin
Pitarrilla
Fresnillo
El Horcon Property
Monte del Favor
Bolañitos
Guanajuato
Leon
Guadalajara
Real del Monte y Pachuca
Mexico City
Nukay
Cancun
GREAT PANTHER SILVER LTD.
EL HORCON PROPERTY
Property Location Map
Sept 2013
as shown
4.1

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Great Panther Silver Limited Technical Report on the El Horcon Project Resource Estimation Comanja, Nayarit, Mexico

Table 4-1:	Claims that Comprise the GPR Holdings at the El Horcon Project

Lot	Surface (Hectares)	Concession Title or File Number	Term From / To
Ampl. San Ignacio de Loyola	420	214853	December 4, 2001 to 03/12/2051
La Perlita I	226.7442	215054	February 7, 2002 to 06/02/2052
La Perlita Frac. I	280.8344	215055	February 7, 2002 to 06/02/2052
La Perlita Frac. II	181.3383	215056	February 7, 2002 to 06/02/2052
Comanja	99.927	215375	February 19, 2002 to 18/02/2052
Ana Camila	700	222078	May 7, 2004 to 06/05/2054
Ana Camila I	100	224984	July 6, 2005 to 05/07/2055
Horcon 1	222.9318	225451	September 8, 2005 to 07/09/2055
Horcon 2 Fracción I	1,222.10	225467	September 9, 2005 to 08/09/2055
Horcon 2 Fracción II	15	225468	September 9, 2005 to 08/09/2055
Horcon 3 Fracción I	33.183	226421	January 17, 2006 to 16/01/2056
Horcon 3 Fracción II	6.2134	226422	January 17, 2006 to 16/01/2056
Horcon 4 Fracc. I	4,387.95	228452	November 22, 2006 to 21/11/2056
Horcon 4 Fracc. II	10	228453	November 22, 2006 to 21/11/2056
Horcon 4 Fracc. III	2.2936	228454	November 22, 2006 to 21/11/2056
Horcon 4 Fracc. IV	0.1251	228455	November 22, 2006 to 21/11/2056
Horcon 4 Fracc. V	0.0205	228456	November 22, 2006 to 21/11/2056
	7908.6581

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Great Panther Silver Limited Technical Report on the El Horcon Project Resource Estimation Comanja, Nayarit, Mexico

Figure 4-2:	El Horcon Project Mineral Claims Map

Horcon 4 Fr. 1
Tit: 226452
La Perlita 1
Tit: 215284
Horcon 3 Fr. 2
La Perlita Fr. 1
Horcon 3 Fr. 1
La Perlita Fr. 2
Tit: 215056
Horcon 1
Horcon 2 Fr. 2
Horcon 2 Fr. 1
Comanja
Tit: 213315
Ana Camila
Amp. San Ignacio de Loyola
Tit: 214803
Ana Camila 1
JALISCO STATE
GUANAJUATO STATE
to Lagos De Moreno
Comanja De Corona
LEGEND
Not part of Horcon Claim
Highway
Access roads
2km
GREAT PANTHER SILVER LTD.
EL HORCON PROPERTY
Jalisco State, Mexico
Mineral Claims Map
Date: Sep 2013
Scale: as shown
Figure: 4.2
to Leon
to Leon
Coordinates are in WGS84, zone 14

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Great Panther Silver Limited Technical Report on the El Horcon Project Resource Estimation Comanja, Nayarit, Mexico

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

5.1	Accessibility

The El Horcon property is situated along the eastern side of the city of Sierra Guanajuato mountain range and is accessible via a rough access road 10km north of Comanja, Nayarit. Comanja is a small village and has a population of approximately 500 people and is located within 40km, by road, of an international airport at León, Mexico. The El Horcon Project is easily accessible from major population centres in central Mexico via a system of modern roads.

5.2	Climate

Central Mexico has a dry climate with an annual precipitation of about 600 mm per year generally falling between June and October. The annual mean temperature is 25°C, but winters can be cool with lows approaching 0°C. Exploration and mining work can be conducted year-round uninterrupted by weather.

5.3	Local Resources

Access to local resources is within the city of Leon (~1 million inhabitants), 50km south of the El Horcon Project.

5.4	Physiography

The El Horcon Project is located on the Central Plateau of Mexico in the Sierra Guanajuato Mountains. The terrain is moderately rugged, with elevations on the property ranging from 1,600 MASL to 2,400 MASL. Hillsides are deeply incised by drainage and slopes are moderately to extremely steep. Vegetation consists of grasses, small trees, shrubs, and cacti. Larger trees grow in the valley bottoms where there is more water.

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Great Panther Silver Limited Technical Report on the El Horcon Project Resource Estimation Comanja, Nayarit, Mexico

6.0	HISTORY

The earliest exploitation of veins on the El Horcon Project area was by the Jesuits, during the Spanish reign, from the late 1500’s to their expulsion from Mexico in 1767. No production records are available, and various shallow southwest dipping veins were mined all to the immediate northeast of the drilling of GPR. Minor amounts of exploitation have been conducted, both by drifting along the veins and by stoping, on the Diamantillo and San Guillermo veins (including but not limited to the El Horcon, La Luz and Diamantillo underground access tunnels).

In 1932 a mining engineer Charles E. Pouliot completed a mining study and evaluation of pillars, fill and remaining portions of the Diamantillo, San Guillermo and veins exploited by the Jesuits. It is not known if exploitation ensued. During the latter part of the 20th century several bulk samples were shipped to various mills for metallurgical evaluation of these sulfide rich veins.

A number of academic geological studies have been completed in the late 20th century by the Mexican Geological Survey. In 2004 and 2005 Mauricio Hochschild Mexico (MHM) conducted significant geological, structural, and geochemical studies on the veins of the Comanja area, followed by drilling of 12 core holes totalling 3,570.3m. In 2008 and 2009 EXMIN conducted further geological and geochemical studies, including underground mapping and sampling, and core drilling (5 holes totaling 1,052m) in an effort to move the project to exploitation, without success.

GPR purchased 100% of the El Horcon Project in 2012 which included most of the exploited veins mentioned above, with the exception of certain internal claims covering portions of the veins.

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Great Panther Silver Limited Technical Report on the El Horcon Project Resource Estimation Comanja, Nayarit, Mexico

7.0	GEOLOGICAL SETTING AND MINERALIZATION

7.1	Regional Geology

The Comanja Mining District is located in the southern portion of the Mesa Central physiographic province. The Mesa Central is an elevated plateau of Cenozoic volcanics and volcaniclastics located in central Mexico. It is bounded to the north and east by the Sierra Madre Oriental, west by the Sierra Madre Occidental and south by the Mexican Trans Volcanic Belt. Rocks within the Mesa Central comprise a Paleocene to Pliocene sequences of dacite-rhyolite, andesite and basalt with related intrusive bodies and intercalated local basin fill deposits of coarse sandstones and conglomerates. This Cenozoic volcano- sedimentary sequence overlies a package of deformed and metamorphosed Mesozoic submarine mafic volcanics and turbidites.

7.2	Local and Property Geology

The Comanja Mining District is underlain by Mesozoic marine sediments and predominantly mafic submarine lava flows, of the Luz and Esperanza Formations, these are weakly metamorphosed and intensely deformed. This basal sequence is cut by a variety of intrusive bodies ranging in composition from pyroxenite to granite with tonalitic and dioritic intrusive being the most volumetrically significant.

Cenozoic volcanic and volcanogenic sediments unconformably overlie the Mesozoic basement rocks. In the area the oldest Cenozoic unit is the Paleocene Comanja granite, this was followed by the Eocene extrusion of andesite which was sporadically deposited and contemporaneous with the deposition of the Guanajuato conglomerate in localized grabens. The Guanajuato conglomerate underlies an unconformity beneath a sequence of felsic to mafic volcanic rocks that consist of, Oligocene ignimbrites, lava flows and domes. The local area geology is shown on Figure 7- 1 (and Figure 7-1A (Legend)).

Within the El Horcon Project area quartz-dominate veins follow fractures and faults and are hosted within the Comanja granite, as well the surrounding Mesozoic meta- volcanic and meta-sedimentary rocks.

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Great Panther Silver Limited Technical Report on the El Horcon Project Resource Estimation Comanja, Nayarit, Mexico

Figure 7-1:	Local Area Geology for the El Horcon Project

El Horcon Claim Block
COMANJA
LAGOS DE MORENO
LOS ALISOS EL MAGUEY
LEON
FOSA DEL BAJIO
LEGEND
Not part of Horcon Claim
5 km
See following page for geological legend
GREAT PANTHER SILVER LTD.
EL HORCON PROPERTY
Jalisco State, Mexico
Local Area Geology Map
Sep 2013
as shown
7.1

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Great Panther Silver Limited Technical Report on the El Horcon Project Resource Estimation Comanja, Nayarit, Mexico

Figure 7-2A:	Legend for Figure 7-1 Local Area Geology for the El Horcon Project

SIMBOLOGÍA

CUATERNARIO

- Qal — ALUVIÓN
- QCgp — CONGLOMERADO POLIMÍCTICO
- QB — BASALTO
- QTqA — TRAQUIANDESITA

TERCIARIO

NEÓGENO

- Tpl Ar-TR — ARENISCA - TOBA RIOLÍTICA
- TplLa — DEPÓSITO LACUSTRE
- Tm Ar-Cgp — ARENISCA - CONGLOMERADO POLIMÍCTICO

PALEÓGENO

- ToA — ANDESITA
- To R-TR — RIOLITA - TOBA RIOLÍTICA
- To R-Ig — RIOLITA - IGNIMBRITA
- ToTR — TOBA RIOLÍTICA
- ToR — RIOLITA (Y DOMOS)
- To Ig-TR — IGNIMBRITA - TOBA RIOLÍTICA
- ToLa — LATITA (Y DOMOS)
- ToTq — TRAQUITA
- To A-Da — ANDESITA - DACITA
- ToIg — IGNIMBRITA
- ToRd — RIODACITA
- ToA — ANDESITA
- To Da-A — DACITA - ANDESITA
- Tpac Cgp — CONGLOMERADO POLIMÍCTICO

CRETÁCICO

SUPERIOR

- Ks Lu-Ar — LUTITA - ARENISCA
- KsCz — CALIZA
- Ks Lu-Cz — LUTITA - CALIZA

INFERIOR

- Ki Cz-Lu — CALIZA - LUTITA
- KiCz — CALIZA
- KiY — YESO

JURÁSICO

SUPERIOR

- JsKi Lu-Cz — LUTITA - CALIZA
- JsVs — VOLCANO SEDIMENTARIO
- JsB — BASALTO
- JsTn — TONALITA
- JsD — DIORITA
- JsUm — ULTRAMÁFICA

ROCAS ÍGNEAS INTRUSIVAS

- PaGa — GABBRO
- Pzs Gr — GRANITO

ELEMENTOS ESTRUCTURALES

- CONTACTO GEOLÓGICO
- RUMBO Y ECHADO (S0)
- FOLIACIÓN (S1)
- SEUDOESTRATOS
- FLUJO DE LAVA
- DOMO
- FALLA NORMAL
- FALLA NORMAL INFERIDA
- FALLA INVERSA
- FALLA INVERSA INFERIDA
- ANTICLINAL
- ANTICLINAL RECUMBENTE
- SINCLINAL
- SINCLINAL RECUMBENTE
- FRACTURA
- FRACTURA MEDIDA
- LÍNEA DE SECCIÓN

SÍMBOLOS MINEROS

MINAS

- MANIFESTACIÓN PEQUEÑA DE MINERAL IN-SITU
- MINA EN PRODUCCIÓN
- MINA ABANDONADA
- MINA EN REACTIVACIÓN
- PROSPECTO

BANCO DE ROCAS DIMENSIONABLES

- EN EXPLOTACIÓN
- ABANDONADO
- PROSPECTO

BANCO DE AGREGADOS PÉTREOS

- EN PRODUCCIÓN
- ABANDONADO
- PROSPECTO

TIPOS DE PLANTAS

- PLANTA DE BENEFICIO
- PLANTA GEOTÉRMICA
- PROCESADORA DE NO METÁLICOS

MUESTREO

- PETROGRÁFICO
- ESQUIRLA
- MINERAGRÁFICO
- PALEONTOLÓGICO
- DATACIÓN RADIOMÉTRICA

ALTERACIONES

- CLOR — CLORITIZACIÓN
- PIRI — PIRITIZACIÓN
- ARGI — ARGILITIZACIÓN
- SILI — SILICIFICACIÓN
- CAOL — CAOLINIZACIÓN
- CARB — CARBONATACIÓN
- OXID — OXIDACIÓN
- TURM — TURMALINIZACIÓN
- LÍMITE DE ALTERACIÓN

DEPÓSITOS MINERALES

FORMA

- VT — VETA
- CH — CHIMENEA
- MS — MASIVO
- SK — STOCKWORK
- ES — ESTRATIFORME
- DS — DISEMINADO
- LT — LENTICULAR
- MA — MANTO

ORIGEN

- 06 — EXHALATIVO
- 07 — HIDROTERMAL
- 08 — MAGMÁTICO
- 12 — PLACER
- 14 — REEMPLAZAMIENTO
- 16 — SEDIMENTARIO
- 17 — SINGENÉTICO
- 25 — METASOMATISMO DE CONTACTO

NATURALEZA DE LA MINERALIZACIÓN

- SF — SULFUROS
- OX — ÓXIDOS
- CB — CARBONATOS
- SC — SILICATOS
- AL — ALUMINOSILICATOS
- FF — FOSFATOS
- FL — FLUORUROS
- NT — ELEMENTOS NATIVOS

SÍMBOLOS TOPOGRÁFICOS

- POBLADO
- CARRETERA
- TERRACERÍA TRANSITABLE EN TODO TIEMPO
- TERRACERÍA TRANSITABLE EN TIEMPO SECO
- BRECHA
- VEREDA
- VÍA DE F.F.C.C.
- AEROPUERTO
- CURVA DE NIVEL
- CORRIENTE PERENNE
- CORRIENTE INTERMITENTE
- CUERPO DE AGUA

EQUIDISTANCIA ENTRE CURVAS DE NIVEL: 500 m

from Servicio Geológico Mexicano, "Carta Geológico-Minera, Guanajuato F14-7", 1:250,000, 1997

GREAT PANTHER SILVER LTD.

EL HORCON PROPERTY

Jalisco State, Mexico

Regional Geology Map

LEGEND

Date	Sep 2013	to accompany Figure	7.1

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Great Panther Silver Limited Technical Report on the El Horcon Project Resource Estimation Comanja, Nayarit, Mexico

7.3	Mineralization

The vein system at El Horcon is a quartz-chalcedony dominated, structurally-controlled, epithermal system hosted by Paleocene Comanja granitic rocks and Mesozoic low-grade metamorphic metasedimentary / metavolcanic basement, and consists of three principal vein sets that formed in faults and extension fractures.

1.	NW-striking, SW-dipping veins with dips generally ranging from 45°-70°+,
2.	NW-striking, SW-dipping low-dip veins (20°-30°), and
3.	NE-striking generally steep transverse veins.

Guange minerals associated with the quartz veining include minor flourite, hematite, chlorite, calcite, and pyrite, while minerals of economic interest include galena (lead),sphalerite (zinc), and minor chalcopyrite (copper). Petrographic work by MHM indicates that silver is present as acantite. This undated (likely 2005) MHM report (unacknowledged author) also indicated four stages of Phase 1, and 3 stages in Phase 2 vein mineralization. Phase 1 includes base metal and precious metal introduction into the vein structures (gold minerals unknown), while Phase 2 stages include calcite and further barren quartz. Beside silificied cataclastic quartz breccia (sealed fault structures), the quartz-chalcedony shows typical epithermal colliform textures.

The primary vein structures on the El Horcon Project include the Diamantillo, San Guillermo, El Ratones, Madre, Crucero, Del Alto, and Alaska veins. From channel samples assay results across the surface expressions of these veins, vein widths, and underground exposures by EXMIN, MHM, and GPR, it was decided to focus the initial core drill-hole program on the Diamantillo and San Guillermo veins. The narrow Natividad and Diamantillo HW veins were found both from drill site preparation and core drilling. The veins extend in a NW-SE orientation for ~7km in strike and across ~2.5km in width.

A cross section through the veining, with interpretation inferred from surface geological mapping and core drilling by GPR is shown on Figure 7-2, 3, & 4.

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Figure 7-2:	Detailed Geology Section 000N for the El Horcon Project

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Great Panther Silver Limited Technical Report on the El Horcon Project Resource Estimation Comanja, Nayarit, Mexico

Figure 7-3:	Detailed Geology Section 200N for the El Horcon Project

The Natividad Vein is a vein structure in the hanging wall of the Diamantillo vein. It is generally narrow reaching widths from 0.50 to 1.80m, this latter being a fault with a gap of only 30cm. It has different degrees of silicification and in many cases, oxidation and is encased in granite. Iron oxides and pyrite are abundant. It is also common to see disseminated galena and on a few occasions, sphalerite appears on the structure. Quartz tends to be mass and on rare occasions, is observed as having light white and gray stripes. The grades reported for the cuts in the diamond boreholes are generally anomalous in gold with values that vary from 0.23g/t to 5.02g/t. The silver values, which vary from 1 to 280g/t, are not so favorable.

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Figure 7-4:	Detailed Geology Section 400N for the El Horcon Project

The Diamantillo hanging wall (HW) is the name given to a series of veins that detach mostly from Diamantillo. They may be structures in which no follow-up has been found in several sections; however, some of them have anomalous values in gold and silver. Said structures will be stockwork, faults, veins or gaps with moderate to strong silicification and encased in granite. Generally, minerals such as siltstone are present and in almost all cuts, disseminated pyrite and galena. On a few occasions, sphalerite can be observed in small quantities. White quartz is a constant, whereas gray quartz appears in almost all these structures, although there are some exceptions. Fluorite is observed in some of these structures, which in most cases, is purple in colour, although there can be green in smaller quantities. The grades produced by these cuts vary from 0.1g/t to 6.16g/t in gold and from 2g/t to 42g/t in silver.

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The Diamantillo Vein is a vein-gap structure, although in borehole EH13-009, it is shown as a faulted stockwork, hosted in granite. It has an average width of 2.30m with a minimum of 50cm to a maximum of 9.90m. Branching is sometimes observed with high and low structures. The structure shows moderate to strong silicification, weak to moderate oxidation in many of the cuts and in some scarce cases, there is argillization along the length of the structure. Minerals such as galena are observed in traces to abundant quantities in large grains, sphalerite in smaller quantities but are usually a constant, as well as fine pyrite in bands or disseminated. White and gray quartz is a constant, whether mass or gapped (split) and on rare occasions, slightly striped with fluorite in almost all cuts, to about 1 to 5%, mostly purple, although there are a pair of exceptions that also show traces of green fluorite. The grades produced by these cuts vary from 0.04g/t to 3.64g/t Au, 2g/t to 370g/t Ag, 0% to 7.74% Pb and 0.2% to 12.3% Zn.

The San Guillermo Vein in most cases, it is a faulted gap structure, although there is also a visible very fine or stockwork veining, which is encased in granite. Its average width is 96cm, with a minimum of 50cm and a maximum of 1.95m. In borehole EH13-003, a fork can be observed with a small granite horse in the center. Galena as a constant is almost always observed, although in traces in the values. In most of the cuts up to 20% in borehole EH13-002, the sphalerite is less abundant, although it can also be a constant with values rarely above 1%, as with fine disseminated pyrite or in fine veining. The structure is cemented by white and gray quartz generally of a mass texture, although it can be seen as being slightly striped. The presence of fluorite is not constant, although it is present in some cuts with an abundance of up to 5%. The grades produced by these cuts vary from 0.03g/t to 9.37g/t Au, 1g/t to 83g/t Ag, 0.05% to 7.18% Pb and 0.14% to 12.76% Zn.

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8.0	DEPOSIT TYPE

The veins exhibit typical features of epithermal, relatively high level mineralization, including locally-developed chalcedonic veins, bladed calcite replaced by silica, and open-space fill banded veins with cockscomb and colloform textures. The vein system has a combined strike length of ~7km and a width of up to ~2.5km. The veins are best described as fault-veins because localized slicken-lines, breccia, and second-order (Riedel-type) fractures indicate shearing. These textures, particularly breccias with quartz or fluorite vein clasts, and often with hematite, quartz, or sulfide matrix indicate multiple faulting events which is often important in generating ore-grade veins (E.P. Nelson, 2005).

Epithermal systems, form near surface, usually in association with hot springs, and at depths in the order of a few hundred metres below the paleosurface. Hydrothermal processes are driven by remnant heat from volcanic activity, which in the case of the Guanajuato district occurred in the middle to late Tertiary. Circulating thermal waters, rising up through fissures, eventually reach the “boiling level” where the hydrostatic pressure is low enough to allow boiling to occur. This can impart a limit to the vertical extent of the mineralization as the boiling and deposition of minerals is confined to a relatively narrow band of thermal and hydrostatic conditions. In many cases, however, repeated healing and reopening of host structures can occur, which causes cyclical vertical movement of the boiling zone, resulting in mineralization that spans a much broader range of elevations. This appears to have occurred at El Horcon.

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Great Panther Silver Limited Technical Report on the El Horcon Project Resource Estimation Comanja, Nayarit, Mexico

9.0	EXPLORATION

Exploration work conducted by GPR has been an initial through re-evaluation of the project by geological mapping, vein re-sampling both on surface and of all accessible underground openings (1,623 samples), followed by surface core diamond drilling program of 24 drill holes totalling 2,160m (1,177 samples). The drilling is described in more detail in Section 10 of this report.

The surface mapping, plus surface and underground sampling was to check the quality of previous sampling, and to carefully construct interpretative cross sections along the Diamantillo and San Guillermo veins in the area contemplated for drilling. It was felt by GPR geologists that the interpretation of the veins from previous operators drilling could be improved, and that a more detailed drill pattern would be necessary to define a mineral resource. Both turned out to be true, the exercise of creating the interpretive sections to guide the drilling was particularly helpful in interpreting the drill results, which quite regularly mimicked the earlier interpretation. As well the more detailed drill pattern made the final interpretation easier, and the fact that the drilling was confined to <100m below surface meant that most of the drilling was in the base metal rich portion of the veins.

GPR has a 3,000m drill budget for 2014, to better define the mineral resource (upgrade the category) and to expand the mineral resource to both the north and south. The authors are in full agreement with its focus and functionality.

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Great Panther Silver Limited Technical Report on the El Horcon Project Resource Estimation Comanja, Nayarit, Mexico

10.0	DRILLING

Diamond drilling at El Horcon was conducted by the GPR exploration staff (exploration drilling). The exploration drilling was conducted on 50-100m spaced sections, with 1 to 3 holes drilled per section, as well at ~50m spacing vertically between holes. The GPR 2013 drilling was focused from surface to ~100m below surface along a strike length of 650m.

A drill-hole location plan map current as at the end of June 2013 is presented as Figure 10-1. GPR phase 1 drill-holes completed in 2013 are prefixed by EH13 and include holes 1-24. Previous drilling by MHM and EXMIN are as well plotted on Figure 10-1, but for the purposes of this report only the relevant MHM drilling was used in the mineral resource estimation (no records for the EXMIN drilling). Longitudinal sections of the Diamantillo and San Guillermo veins with the silver equivalent values of the vein intersection are presented below as Figures 10-2 and 10-3 respectively.

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Great Panther Silver Limited Technical Report on the El Horcon Project Resource Estimation Comanja, Nayarit, Mexico

Figure 10-1:	El Horcon Drill Hole Location Plan Map

Inset Map
Area of Main Map
SAN GUILLERMO
DIAMANTILLO NORTE
El Carmen II
El Bienvenido
LOS RATONES
El Raton
El Raton
CRUCERO
Campanas
San Alejo
INTERMEDIAS
SAN GUILLERMO
La Luz
El Colmillo
DIAMANTILLO
Diamantillo
VETA ALASKA
VETA DEL ALTO
SAN AGUSTIN
VETA MADRE
DIAMANTILLO FW
Cerrito
LEGEND
Access roads
Hydro
Underground workings
Surface projection of vein
Drill hole GPR / Historical
200m
GREAT PANTHER SILVER LTD.
EL HORCON PROPERTY
Drill Hole Location Plan
Date Sep 2013
Scale as shown
Figure 10.1

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Great Panther Silver Limited Technical Report on the El Horcon Project Resource Estimation Comanja, Nayarit, Mexico

Figure 10-2:	Longitudinal Section of Diamantillo Zone Drill Holes

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Great Panther Silver Limited Technical Report on the El Horcon Project Resource Estimation Comanja, Nayarit, Mexico

Figure 10-3:	Longitudinal Section of San Guillermo Zone Drill Holes

The drill contractor for GPR was G4 Drilling based in Hermosillo, Sonora. The 24 holes of the drill program were drilled over two months from mid-April to mid-June 2013 (see table 10-1).

Table 10-1:	Drilling Contractors, El Horcon Project

Drilling Company	Dates on Site	Surface / Underground	Zones	# of Holes
G4 Drilling Mexico	April 13 to June 13	surface	Diamantillo, San Guillermo, Navidad, Diamantillo HW	24

The management, monitoring, surveying, and logging of the current 2013 series of EH13- prefix exploration holes was carried out under the supervision of the GPR exploration geological staff based in the Rayas shaft office building.

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Great Panther Silver Limited Technical Report on the El Horcon Project Resource Estimation Comanja, Nayarit, Mexico

Collar surveys are conducted by total station instrument and uploaded directly to a database for merging with the logging data. Down hole surveys were performed every 50m using a Reflex instrument, and the survey data are manually input to the database.

Logging is carried out by geologists at the GPR facility located at the Guanajuato Mine and plant site. The logging facility is located within the mine compound, which is gated and guarded, and is secure. Core is laid out by the technicians, checked, re-pieced and washed. Depth markers are checked and confirmed, and the boxes are labelled with intervals. Field technicians take measurements of recovery and rock quality designation (RQD), these measurements are written on formatted sheets for later data entry, and the core is then logged by the geologist with the geological descriptions written in long hand onto a formatted sheet for later data entry into a database. At this time the geologist also marks up the sample intervals on the core boxes, the core is then photographed. Intervals for specific gravity measurements are defined by the geologist from two or three locations within the mineralized intervals, the specific gravity measurements are determined using the water immersion method, with the information recorded onto a pre-formatted sheet for later data entry.

All sample and geological data is entered into the DataShed© database via the LogChief software. The contents of the DataShed© databases are copied daily to a master DataShed© database in the GPR head office in Vancouver.

Assay data files are sent directly from the SGS laboratory into a specific site on the Guanajuato Mine server. Database management personnel take the assays from this site and merge them with sampling information in the DataShed© database.

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11.0	SAMPLE PREPARATION, ANALYSES, AND SECURITY

11.1	Sample Preparation

11.1.1	Drill Samples

The drill core samples were prepared by technicians working under the direction of the Exploration Department geologists. The exploration diamond drill core is of HQ diameter.

The drill core to be sampled is cut in half using a diamond saw (HQ size). A technician then records the intervals of sampling in a numbered and perforated ticket book, a numbered part of each ticket is stapled to the core tray at the appropriate sample interval and the butt portion of the ticket book is completed with drill-hole number and interval information. For each sample interval the half core is placed along with a numbered ticket inside a pre- numbered clear plastic sample bag. The bag is then tied with string and delivered with other samples from the same hole to the onsite SGS laboratory. Sample numbers and intervals are written on the ticket books for later data capture.

Sample lengths are generally determined by mineralogical or lithological characteristics. For the exploration drilling, the protocol is for maximum sample lengths to be 1.5m and the minimum length to be 0.5m. For production drilling, in areas of little or no obvious mineralization, maximum sample lengths are from 1.5m to 2.0m. In mineralized or silicified zones, the maximum sample length is reduced to 0.3m to 0.6m.

In the authors opinion, drill sample preparation methods carried out by GPR personnel are appropriate and of industry standard.

11.1.2	Channel Samples

Channel sampling was carried out in accessible development and perpendicular to the trace of the veins on surface, by technicians after the sample positions are marked out by a geologist and a detailed drawing is made. The samples consist of chips broken along a line across the structure using a rock hammer and chisel.

The quality of the channel samples is more variable than the drill samples. This is probably due to the sampling method. The rock is observed to be highly variable in hardness and competence and it is therefore difficult to achieve volumetrically consistent representation along the entire sample length. Sample bias can result if higher grades happen to correlate with zones of particular hardness characteristics.

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The increased variance may also be due to the use of the mat rolling technique to reduce the channel sample mass. It is recommended that an alternative method to mat rolling is used to reduce the sample size if possible.

Channel sample results are plotted on plans. The data are also stored digitally in DataShed© as a series of points representing the midpoints of the samples projected to a 2- D plane, which is the level, along with grade information and notes regarding the locale from which the sample was taken. Improvements in the documentation of underground sampling are being instituted so that continuous channel sampling is recorded as a pseudo-drill hole. This system will make compositing of samples possible.

In the authors opinion, channel sample preparation methods carried out by GPR personnel are appropriate and of industry standard.

11.2	Analyses

All of the GPR analytical work was carried out at a laboratory managed for GPR by SGS Group (SGS-GTO) which is located within the confines of the Guanajuato Mine. The laboratory is equipped to perform Aqua Regia digestion, fire assay, gravimetry, and atomic absorption spectroscopy (AAS).

The analysis process involves initial receipt of samples by SGS-GTO from Exploration personnel followed by oven-drying of samples. Dry samples are then run through a crusher (10 mesh) and subsequently a 200g spilt run through a disc mill for pulverizing to 98% passing 200 mesh. Samples are analyzed by Aqua Regia digestion with an AA finish, and any that report greater than 10g/t Au or 300g/t Ag are reanalyzed by fire assay with a gravimetric finish. The laboratory also performed determinations for arsenic, copper, lead, zinc, and antimony using Aqua Regia digestion with an AA finish.

The author visited the SGS-GTO laboratory and found it to be orderly and appropriately configured for the analytical work required. Internal QAQC is conducted and analytical methods used are industry standard. Although the laboratory is not yet certified, the process of certification is underway.

11.3	Assay QAQC

The SGS-GTO Laboratory Manager conducts routine Quality Assurance/Quality Control (QA/QC) and instrument calibration and maintains a database of the results.

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Great Panther Silver Limited Technical Report on the El Horcon Project Resource Estimation Comanja, Nayarit, Mexico

Additional to internal Laboratory QAQC monitoring, GPR personnel also insert quarter- core duplicates, standards, and blanks into the channel and drill sample streams as well as arranging regular umpire checks. The protocol is for a duplicate for every 19 samples, and one blank and a standard for every 40 samples. Suspicious QAQC results are detected by the Database Administrator who informs the relevant geologist. Re-assaying is performed in cases where data entry and sample collection issues such as sample swaps are ruled out by the geologist.

In the authors’ opinion, the QAQC program employed by GPR is appropriate and is in line with industry standards.

11.3.1	Blanks

The blank material was collected from a barren rhyolite tuff (La Bufa Formation) on the south side of Guanajuato City. It was crushed, pulverized, and homogenized at the SGS-GTO laboratory. During the period considered herein (September 2012 - July 2013 inclusive), blanks were analysed in the laboratory by either Aqua Regia digest with Atomic Absorption (AAS) finish (Ag), Fire Assay with Gravimetric finish (Ag) or Fire Assay AAS finish (Au). The results of each are charted below.

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Great Panther Silver Limited Technical Report on the El Horcon Project Resource Estimation Comanja, Nayarit, Mexico

Figure 11-1:	Silver (Ag) assays of “Blank” material sent to SGS-GTO

Figure 11-2:	Gold (Au) assays of “Blank” material at SGS-GTO

Blank failures in 2013 for silver performed by Aqua Regia digest with AAS finish or Fire Assay with Gravimetric finish were 2 of 31 blanks or 6.5% returned values above the expected maximum (Figure 11-1).

For gold by Fire Assay with Atomic Absorption finish, 1 of 31 blanks (3.2%) returned results above the expected maximum (Figure 11-2).

It is the author’s opinion that the blank insertion program is adequate and that the results are of sufficient quality for use in the mineral resource estimation.

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11.3.2	Standards

In 2013, 3 standards (GTS03, GTS05, and GTS06) were used, which were produced by SGS Laboratories in Durango, Durango State, Mexico and certified by the same SGS Laboratory using 5 laboratories (3 external).

Figure 11-2:	Gold(Au) Assays of GTS06 Standard

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Great Panther Silver Limited Technical Report on the El Horcon Project Resource Estimation Comanja, Nayarit, Mexico

Figure 11-5:	Silver(Ag) Assays of GTS06 Standard

Figure 11-6:	Gold (Au) Assays of GTS05 Standard

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Figure 11-7:	Gold (Au) Assays of GTS05 Standard

Figure 11-7:	Gold (Au) Assays of GTS03 Standard

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Figure 11-7:	Silver (Ag) Assays of GTS03 Standard

Table 11-1 below gives details of standard result outliers which fall outside 3 standard deviations of the expected value. In some cases, the outliers seen may be attributed to data entry issues associated with mislabelled blanks, especially for certain cases seen in SP49 (Figure 12-5).

Table 11- 1:	Standard Values Outside 3 Standard Deviations – Great Panther Silver Limited – El Horcon Project

Element	Standard ID	Total	No. outside 3 std. devs	Percentage outside 3 std. devs
Au	GTS06	11	0	0%
Ag	GTS06	11	0	0%
Au	GTS05	14	0	0%
Ag	GTS05	14	1	7%
Au	GTS03	6	0	0%
Au	GTS05	6	0	0%

It is the author’s opinion that the standard insertion program is adequate and that the results are of sufficient quality for use in mineral resource estimation.

11.3.3	Duplicates

Duplicates are routinely taken for both channel samples and drill samples and are sent to the laboratory to be assayed via the same method as the respective originals. An analysis of the results of all duplicate-original pairs assayed during the period considered revealed a good correlation between them. Correlation charts for both Ag and Au can be seen below. Correlations for both Au and Ag are acceptable (0.99).

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11.3.4	Umpire Checks

A program of umpire assaying was initiated during September 2011, whereby selected batches of sample pulps were assayed at umpire lab ALS Chemex, as an additional QA/QC measure. Herein, all original assay-umpire assay pairs have been considered for the period February 2012 - January 2013. See Figures 11-8 and 11-9.

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Figure 11-3:	Comparison of ALS Chemex and SGS-GTO Silver assays

Figure 11-4:	Comparison of ALS Chemex and SGS-GTO Gold assays

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Great Panther Silver Limited Technical Report on the El Horcon Project Resource Estimation Comanja, Nayarit, Mexico

Overall correlation between original and umpire lab assays is considered to be acceptable. However, as demonstrated in Figures 11-8 and 11-9, a slight bias exists toward higher values for ALS Chemex results as compared with their SGS GTO equivalents. The reason for this is that fire assay is used as a preparation technique in the ALS Chemex lab and Aqua Regia digest in the SGS GTO lab. Hence this slight bias is to be expected, and is not a reflection of the quality of assaying in either lab.

11.3.5	Sample Security

Sample security is considered by the author to be acceptable and in line with common industry practices. Both the Geology Department core shed and the SGS-GTO laboratory are located within the Cata Facility which is fenced and guarded around the clock.

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12.0	DATA VERIFICATION

The El Horcon database was interrogated for various common issues such as:

Data from previous operator were not properly compiled;
Drill holes before 2013 needed to be surveyed.

GPR personnel created a clean compilation and stored it professionally in the SQL database. DATASHED software has been used to capture date from 2012 channel sampling and 2013 drill program. GPR resurveyed all historical drill holes to make sure database is in good shape.

In the author’s opinion, the database is reasonably free of errors and appropriate for use in estimation of Mineral Resources.

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13.0	MINERAL PROCESSING AND METALLURGICAL TESTING

Mineralized vein material from the Diamantillo vein was floatation treated at the GPR Guanajuato Mine plant in Guanajuato, GTO. GPR have operated the plant since 2006. The processing plant uses conventional crushing, grinding, milling, flotation, and concentrate-dewatering circuits to generate sulphide concentrates containing silver and gold, which are sent offsite for smelting and refining. The Cata mill has a maximum capacity of 1,000tpd.

With regard to the El Horcon mineralization it was determined that a lead concentrate with gold and silver credits could be made at the Guanajuato Mine plant. Zinc, with the present plant configuration would not be recoverable. Initial internal GPR bench testing indicated a lead concentrate grade of 50% lead, with recoveries of 85% lead, 85% silver, and 88% gold (Torres, 2012) is possible.

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14.0	MINERAL RESOURCE ESTIMATES

An estimate of Mineral Resources has been completed for the El Horcon Project. In this report, the terms “Mineral Resource,” “Inferred Mineral Resource,” “Indicated Mineral Resource,” and “Measured Mineral Resource” have the meanings ascribed to those terms in the ”CIM Definition Standards - For Mineral Resources and Mineral Reserves” adopted by the CIM Council. There are no Mineral Reserves disclosed in this report.

There are no known environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other factors that could materially affect the mineral resource estimates detailed in this report.

The Resources were estimated from 4 area-specific block models. A set of wireframes representing the mineralised zones served to constrain both the block models and data subsequently used in Inverse Distance Cubed (ID3) Au, Ag, Pb, and Zn grade interpolation. The effective date of the estimate is July 31, 2013. Table 14-1 provides a summary tabulation of the estimates.

Table 14-1:	Inferred Mineral Resource Estimates – Great Panther Silver Limited – El Horcon Project

Vein	Tonnes	g/t Au	g/t Ag	% Pb	Average $NSR/tonne
Diamantillo	141,285	2.91	79	2.72	158
Diamantillo HW	4,929	4.54	53	2.61	201
San Guillermo	57,878	3.93	37	1.62	165
Natividad	10,310	2.84	98	1.44	157
Grand Total	214,402	3.22	68	2.36	161

Notes:

1.	CIM Definitions were followed for Mineral Resources.
2.	Inferred Mineral Resources are reported at a cut-off of $110USD/tonne.
3.	Bulk Density’s used are 2.77t/m3 (Diamantillo), 2.62t/m3 (Diamantillo HW), 2.57t/m3 (Natividad), and 2.78t/m3 (San Guillermo).
4.	Totals may not agree due to rounding.
5.	$NSR/tonne based on prices of Ag = USD $24/oz; Au = USD $1,440/oz; and Pb = USD $1.00/lb.
6.	Contained ounces have been calculated using 1oz = 31.1035g.
7.	Minimum true width of wireframe (intersection) is 1.0m.

14.1	Previous Estimates

There are no previous estimates done on this project.

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Great Panther Silver Limited Technical Report on the El Horcon Project Resource Estimation Comanja, Nayarit, Mexico

14.2	Database – General Description

All channel and drill hole sample data collected under the supervision of the Exploration Department are entered into and stored within a DataShed© database.

A validated dataset extracted from the El Horcon DataShed© database and subsequently used in modeling consisted 42 drill holes and 463 underground channel samples. This dataset contained data current up to and including 31st of August 2013.

Most holes in the dataset are angled towards the northeast at moderate to steep angles. All 2013 and historical holes range in length from 57m to 444.96m. Channel samples have average width of 1 meter. They were attributed with azimuth and dip information to allow display of “pseudo drill holes”.

2013 drilling is spread out over an approximate area of 650m (northwest-southeast) by 110 m (northeast-southwest). Average 2013 drill sample length is 0.92m. Average drill sample length for historical drill holes are 0.65m.

14.3	Assays

The validated assay database contains 1852 sample intervals from drill holes and 998 intervals from underground development and mining. Null results were excluded from the final dataset used for grade interpolation. Assay results reported to be below laboratory detection limits were replaced with zero. The average interval length is 0.8m for drilling and 0.9m for channel samples.

1852 drill intervals and 998 underground sample intervals were contained at a proportion of >50% within the wireframes constructed for the mineralized zones. Table 14-2 provides summary statistics for these intervals for gold, silver and lead.

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Great Panther Silver Limited Technical Report on the El Horcon Project Resource Estimation Comanja, Nayarit, Mexico

Table 14-2:	Drill Sample Statistics by Area – Great Panther Silver Limited – Guanajuato Project

Gold
		g/t Au
Area
Code	Count	Min	Max	Mean	Std. Dev.
Diamantillo	155	0.02	8.48	1.53	1.718
Diamantillo HW	19	0	6.53	0.47	1.47
Natividad	9	0.37	7	2.76	2.29
San Guillermo	56	0	18	1.51	3.07
Totals	239	0	18	1.49	2.14

Silver
		g/t Ag
Area
Code	Count	Min	Max	Mean	Std. Dev.
Diamantillo	155	0	505	36	60.52
Diamantillo HW	19	0	70	9	16.21
Natividad	9	5	280	61	95.3
San Guillermo	56	0	437	38	62.63
Totals	239	0	505	35	60.7

Lead
		% Pb
Area	Count				Std.
Code		Min	Max	Mean	Dev.
Diamantillo	155	0	16.3	1.17	2.22
Diamantillo HW	19	0	3.47	0.26	0.78
Natividad	9	0.004	4.21	0.87	1.35
San Guillermo	56	0	4.41	0.87	1.24
Totals	239	0	16.3	1.02	1.93

14.4	Core Recovery and RQD

Core Recovery characteristics were analysed for all drill core samples obtained from within each of the 4 mineralised zones. See Table 14-3 below.

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Great Panther Silver Limited Technical Report on the El Horcon Project Resource Estimation Comanja, Nayarit, Mexico

14:	Recovery and RQD by Area – Great Panther Silver Limited – El Horcon

	No. of	Avg RQD	Avg Rec %	% Rec
	Measurements	%		Measurements <85%
2013 drill hole	719	62.16	96.66	6.40
Historical	1288	NA	98.70	4.58

	No. of	Avg RQD	Avg Rec
Area				% Rec Measurements <85%
	Measurements	%	%
Diamantillo	24	52.6	99.7	0
Diamantillo HW	9	55.9	99.2	0
Natividad	4	61.2	97.5	0
San Guillermo	7	41.9	90.4	28.6
Total	44	52.3	97.9	4.54

A total of 2007 diamond core Recovery and RQD measurements were returned from the DataShed© database. Of these, only 44 were found to be within the mineralised zones. All zones show good recoveries (all above 90%) and RQDs (all above 52%). While still being more than satisfactory, San Guillermo has comparatively lower recoveries at 90% lower than others.

In the author’s opinion, the overall drill core recovery is excellent and has no negative bearing on the mineral resource estimates.

14.5	Density

Specific gravity (SG) determinations for El Horcon drill core are carried out on site on whole HQ core using the water submersion method. Samples with a minimum weight of 500g are selected at a minimum frequency of 3 per mineralised zone plus additional hanging wall and footwall samples. Samples are then air dried and subsequently weighed in air with the measurement recorded on a standard form. The samples are then suspended in a basket which is submersed in water and the suspended mass in water is recorded also. The raw information is entered into excel spreadsheet and the SG calculated via the formula,

SG = Mass in Air (Dry) / (Mass in Air (Dry) – Mass Suspended (in Water))

The number of SG determinations available in the DataShed© database totalled 856. Following exclusion of outliers, an average SG determination of 2.68t/m3 was calculated. For each domain a slightly different SG calculated based on the corresponded interval within the wireframes. They are as follow: Diamantillo=2.77t/m3, Diamantillo HW= 2.62t/m3, Natividad= 2.57t/m [3], and San Guillermo= 2.78t/m3.

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Great Panther Silver Limited Technical Report on the El Horcon Project Resource Estimation Comanja, Nayarit, Mexico

It is the authors opinion that the SG determination method used at the El Horcon Project is industry-standard, and that the results are representative of the material in the mine.

14.6	Geological and Structural Domains

Wireframes were created for each of the mineralised zones contained within each of the 4 areas. These wireframes have been assigned unique names that have also been used to tag the block model and assay intervals associated with each zone. Every assay located within one or more of the 4 wireframes received a corresponding code. Details on area and zone names, coding and zone orientation are presented in Table 14-4.

Table 14-3:	Vein Orientation – Great Panther Silver Limited – El Horcon

Area	Dip (Deg)	Dip Direction (Deg)
Diamantillo	-70	140
Diamantillo HW	-55	135
Natividad	-70	120
San Guillermo	-45	120

14.7	Assay Capping

As a standard industry practice, higher-grade assay values are often capped (i.e. replaced with a threshold value) prior to use in interpolation with the aim of reducing the influence of statistically anomalous sample data on resource estimations. Various techniques may be used to determine appropriate capping levels.

For the El Horcon Project, 97.7% percentile was used to determine grade caps for all combinations of mineralised zone and sample type (drill and channel).

The net impact of the capping on all assays was to reduce the average Au and Ag assay grades (see Table 14-5).

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Table 14-4:	Drill Hole Assay Capping - Great Panther Silver Limited – Guanajuato Project

Zone/Vein	g/t Au	g/t Ag
	Cap	Cap
Diamantillo	5.9	338
Diamantillo HW	6.15	70
Natividad	6.8	280
San Guillermo	18	71

14.8	Samples for Interpolation

Assay intervals were tagged with each domain. Only samples with a tagged domain were used in the relevant interpolation run.

Common industry practice is to composite samples to a standard specified length as a method of mitigating grade bias that may potentially result from variable primary sample lengths. When considering this option firstly for channel samples, it was found that the format in which these have been stored was inappropriate to compositing. Individual samples are stored in the DataShed© database with mid-point coordinates and no channel ID, preventing successful compositing of these. As such, channel samples were used for interpolation un-composited.

Drill composites of fixed length 1m were generated for all zones, interpolated to the models.

In future it is strongly recommended that all historical and future channel samples be stored in a form amenable to compositing, as compositing is an ideal step in the preparation of data for interpolation.

See summaries of sample statistics by zone provided in Table 14-6.

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Table 14- 5:	Drill Hole Sample Statistics – Great Panther Silver Limited – El Horcon Project

Zone/Vein	Count	Au g/t		Ag g/t		%Pb		m
		Mean	Std. Dev.	Mean	Std. Dev.	Mean	Std. Dev.	Mean
Diamantillo	159	1.58	1.64	37	59.22	1.28	2.17	0.86
Diamantillo HW	19	0.46	1.47	9	16.23	0.27	0.78	0.71
Natividad	10	2.6	2.08	55	91.7	0.82	1.28	0.6
San Guillermo	61	1.39	2.56	38	61.77	0.85	1.12	0.85
Totals	249	1.49	1.93	36	59.63	1.08	1.87	0.83

14.9	Block Model and Grade Estimation Procedures

14.9.1	Dimensions and Coding

Each of the 4 block models were horizontally rotated in order to align their columns with the general strike of the zones. The block dimensions for all four models are 5m x 5m x 5m. Details on block model dimensions and extent are presented in Table 14-7 below.

Table 14-6:	Block Model dimensions & Extent - Great Panther Limited – El Horcon Project

Item		Diamantillo	Diamantillo HW	Natividad	San Guillermo
Origin	Easting Northing Elevation	219195 2365820 2190	219250 2366080 2275	219200 2366105 2335	219200 2365985 2255
End	Easting Northing Elevation	219710 2366335 2425	219485 2366310 2415	219475 2366285 2420	219585 2366345 2470

Each block located at least partly within a wireframe has been assigned to a zone that matches the assay coding scheme. Block percentages were also estimated based on the portion of the block coincident with the wireframe. Where a block occupied more than one wireframe, the block received the majority code and the combined percentage.

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Great Panther Silver Limited Technical Report on the El Horcon Project Resource Estimation Comanja, Nayarit, Mexico

14.9.2	Geostatistics

Variogram analysis was undertaken for both Au and Ag in order to characterise the spatial variance of each. Single- structure ranges were developed in the average plane of all zones for each area. Long ranges were found to be between 5- 15m for Ag and 7-17m for Au, while the nugget (C0) values were in excess of 25% and 47% of total sill (C0+C1) for Ag and Au respectively. These results indicated that while there is a demonstrable (albeit limited) spatial correlation between samples within each zone, local estimates of grade are not expected to be particularly accurate given the high nugget values reported above.

14.9.3	Grade Interpolation

Grade interpolation for Au, Ag, and Pb was performed as a series of 3 runs, each of which were performed via the inverse distance cubed (ID3) method. In estimating block grades, only samples tagged with zone codes were utilised in interpolation to model blocks with the same codes. Kriging was not used as the primary method of interpolation due to concerns regarding potential over-smoothing of grades. ID3 was deemed to be the most appropriate method of grade interpolation for this case. A power of 3 was selected for this reason also, as greater influence is given to grades more proximal to the block than would be the case if a power of 2 had been used for example.

The interpolation strategy involved 3 successive passes, using smaller search envelopes in each consecutive run, overwriting blocks estimated in the previous run. Details of interpolation runs can be seen in Table 14- 8.

Table 14- 7:	Grade Interpolation Method – Great Panther Silver Limited – El Horcon Project

Interpolation Pass
Item		1	2	3

Interpolation Method:		ID3	ID3	ID3
Search Distance:	Maj Axis	150	75	15
	Maj/SemiMaj Axis	3	3	3
	Maj/Min Axis	5	5	5
Min/Max Composites Diamantillo		1/4	1/4	1/4
	Diamantillo HW	1/4	1/4	1/4
	Natividad	1/4	1/4	1/4
	San Guillermo	1/4	1/4	1/4

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Great Panther Silver Limited Technical Report on the El Horcon Project Resource Estimation Comanja, Nayarit, Mexico

14.10	Block Model Validation

Validation of the interpolation techniques and resulting block model were completed in via the following:

Visual inspection of the block grades in comparison to surrounding data values;

Comparison of block model grades with Grade Global Tonnage Report.

14.10.1	Visual Inspection

The block models for all four areas were reviewed in 3D on section intervals. Model grades were compared locally with original sample grades, and were found to be acceptably similar.

14.11	Classification

The Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral Reserves (CIM definitions) were followed for the classification of the mineral resources.

The continuity of the veins has been demonstrated sufficiently through Great Panther’s surface mapping and sampling, underground mapping and sampling, and drilling on sections spaced 50m apart. Grade continuity from variogram analysis demonstrates limited long ranges, and high nugget values, and as such the prudent classification of mineral resource was as inferred.

The classification applied for all four areas of the El Horcon Project mineral resource estimate is inferred (see Table 14-9).

14.12	Mineral Resource Tabulations

A tabulation of the Inferred mineral resource estimates for the four veins tested at El Horcon is found below in Table 14-9. Longitudinal sections of the four veins are below as well and are Figures 14- 1, 2, 3, & 4.

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Great Panther Silver Limited Technical Report on the El Horcon Project Resource Estimation Comanja, Nayarit, Mexico

Table 14-8:	Inferred Mineral Resources - Great Panther Silver Limited – El Horcon Project

Vein	Tonnes	Au g/t	Ag g/t	Pb %	Average $NSR/tonne
Diamantillo	141,285	2.91	79	2.72	158
Diamantillo HW	4,929	4.54	53	2.61	201
San Guillermo	57,878	3.93	37	1.62	165
Natividad	10,310	2.84	98	1.44	157
Grand Total	214,400	3.22	68	2.36	161

Notes:

1.	CIM Definitions were followed for Mineral Resources.
2.	Inferred Mineral Resources are reported at a cut-off of $110USD/tonne.
3.	Bulk Density’s used are 2.77 t/m3 (Diamantillo), 2.62 t/m3 (Diamantillo HW), 2.57 t/m3 (Natividad), and 2.78 t/m3 (San Guillermo).
4.	Totals may not agree due to rounding.
5.	$NSR/tonne based on prices of Ag= USD$24/oz; Au= USD$1,440/oz; and Pb= USD$1.00/lb.
6.	Contained ounces have been calculated using 1oz = 31.1035g.
7.	Minimum true width of wireframe (intersection) is 1.0m.

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Figure 14-1:	Longitudinal Section with Block Model of the Diamantillo Vein

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Figure 14-2:	Longitudinal Section with Block Model of the Diamantillo HW Vein

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Figure 14-3:	Longitudinal Section with Block Model of the San Guillermo Vein

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Figure 14-4:	Longitudinal Section with Block Model of the Natividad Vein

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15.0	MINERAL RESERVE ESTIMATES

No mineral reserve estimates were completed in this report.

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16.0	MINING METHODS

Not applicable to this report.

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17.0	RECOVERY METHODS

Not applicable to this report.

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18.0	PROJECT INFRASTRUCTURE

Not applicable to this report.

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19.0	MARKET STUDIES AND CONTRACTS

There is no present production from the El Horcon Project. No market studies have been initiated, and no concentrate contracts are in place.

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20.0	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

GPR has in place all community, local surface land owner, and SEMARNAT permits to complete exploration and the recently completed core drilling program. The drilling was completed with a man-portable drill rig with sites of ~3m by 3m. All sites have been cleaned and drill-hole collars duly marked.

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21.0	CAPITAL AND OPERATING COSTS

Not applicable to this report.

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22.0	ECONOMIC ANALYSIS

Not applicable to this report.

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23.0	ADJACENT PROPERTIES

Mining in the Guanajuato district has been ongoing, more or less continuously, for over four centuries. The most prolific producing vein structure within the district is the Veta Madre and GPR’s holdings encompass some of the more historically significant sections of that system. These mines are 50-80km southeast of the El Horcon Project. There are other important past and present producers on the Veta Madre, and surrounding vein structures. The Torres Mine Property, formerly operated by Peñoles, borders GPR’s Guanajuato Mine Complex to the south. Endeavour Silver Corp. (Endeavour) operates the Cebada, Bolañitos, Golondrinas, and Asuncion mines, as well as a ~2,000 tonne per day concentrator at Bolañitos. Cebada is located along the Veta Madre immediately northwest of the Guanajuatito Mine Complex, while the other mines are located on the Veta La Luz system, approximately five kilometres to the west-northwest. Production from this operation in Q1, 2013 is reported on Endeavour’s website to have been at 1,861 tonnes per day throughput producing 570,000oz Ag, and 9,891oz Au. In 2012 Endeavour Silver Corp. purchased the AurRico Gold Inc. El Cubo Mine, located on the Veta de la Sierra some five kilometres southeast of Rayas. Production from this operation in Q1, 2013 is reported on Endeavour’s website to have been at 1,135 tonnes per day throughput producing 270,000oz Ag and 4,199oz Au.

Production from the GPR Guanajuato Mine Complex is summarized below:

Year	2006	2007	2008	2009	2010	2011	2012	Total
Tonnes	86,111	203,968	155,079	138,517	144,112	169,213	174,000	1,071,000
Oz Silver	105,480	521,225	848,083	1,019,751	1,019,856	959,490	1,004,331	5,478,216
Oz Gold	988	3,794	5,488	6,748	6,619	7,515	10,350	41,502

Source: GPR Annual reports for 2006 to 2011 inclusive, 2012 details from production records.

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Great Panther Silver Limited Technical Report on the El Horcon Project Resource Estimation Comanja, Nayarit, Mexico

24.0	OTHER RELEVANT DATA AND INFORMATION

No additional information or explanation is necessary to make this Technical Report understandable and not misleading.

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Great Panther Silver Limited Technical Report on the El Horcon Project Resource Estimation Comanja, Nayarit, Mexico

25.0	INTERPRETATION AND CONCLUSIONS

The drill sampling and logging employed by GPR are appropriate for the deposit type and mineralization style. Reasonable and practical steps are taken to ensure security of the samples.

The channel samples are lower in quality than the drill samples owing to the method used to collect them. Additionally they are stored in a format not amenable to compositing.

The assaying is being conducted in an acceptable manner, using common industry-standard methods. The performance of the laboratory is monitored by both internal and external Quality Assurance/Quality Control (QAQC) programs.

After corrections the database was reasonably free of errors, and appropriate for use in estimation of Mineral Resources. Appropriate safeguards are in place to ensure that the database is secure.

The vein system at El Horcon is a quartz-chalcedony dominated, structurally- controlled epithermal system hosted by Paleocene Comanja granitic rocks and Mesozoic low-grade metamorphic metasedimentary / metavolcanic basement, and consists of three principal vein sets that formed in faults and extension fractures, namely 1) NW-striking, SW-dipping veins with dips generally ranging from 45°- 70°+, 2) NW-striking, SW-dipping low-dip veins (20°-30°), and 3) NE-striking generally steep transverse veins.

Inferred Mineral Resources are estimated at a total of 214,400 tonnes grading 3.22g/t Au, 68g/t Ag, and 2.36% Pb for the Diamantillo, Diamantillo HW, Natividad, and San Guillermo veins.

There is potential for further additions to the mineral resources estimates both in the zones estimated in this report and through diligent exploration.

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26.0	RECOMMENDATIONS

Recommendations are that:

  GPR continues exploration activities in current and other prospective areas to both expand and improve the classification of the mineral resource estimate. The proposed 2014 drilling budget of GPR of 3,000m is sufficient to this end, subject to funding.

  GPR continues with conversion of existing channel samples to and entry of new channel samples in a format amenable to pseudo drill- hole creation and therefore composite extraction.

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27.0	REFERENCES

Brown, R.F., 2012, NI43-101 Report on the Guanajuatito Mine Complex Mineral Resource estimate for the Guanajuatito, Cata, Los Pozos, and Santa Margarita Zones, as of January 31, 2012 (June 26, 2012).

Ferrari, L., Pasquarè, G., Venegas-Salgado, S., Romero-Rios, F., 1999, Geology of the western Mexican Volcanic Belt and adjacent Sierra Madre Occidental and Jalisco block, Geological Society of America Special Paper 334, 19 pp.

D. Moncada, S. Mutchler, A. Nieto, T.J. Reynolds, J.D. Rimstidt, R.J. Bodnar, 2011, Mineral textures and fluid inclusion petrography of the epithermal Ag–Au deposits at Guanajuato, Mexico: Application to exploration; Journal of Geochemical Exploration 114 (2012) 20–35.

Daniel Moncada, Robert J. Bodnar, 2012, Gangue mineral textures and fluid inclusion characteristics of the Santa Margarita Vein in the Guanajuato Mining District, Mexico; in Central European Journal of Geosciences, DOI: 10.2478/s13533 -011-0057-8, 12 pp.

EXMIN Resources Inc., 2009, Horcon Project, PowerPoint Presentation on the El Horcon Project, 19pp.

Great Panther Silver Limited, 2013, various internal drill logs, sections, internal reporting regarding the interpretation of drill results.

Mauricio Hochschild Mexico, 2005(?), CARACTERIZACIÓN PETROGRÁFICA Y DE INCLUSIONES FLUIDAS DEL PROYECTO EL HORCÓN, COMANJA DE CORONA, JALISCO; Detailed petrographic and fluid inclusion report both undated, and without author acknowledgement, 88pp.

Micon International Limited, 2010, NI43-101 Technical Report Audit of the Resource and Reserve Estimates for the Guanajuato Mines Project, Guanajuato State, Mexico (March 15, 2010), prepared for Endeavour Silver Corp., 175 pp.

Onsite Laboratory Contract, November 27, 2009.

Nelson, Dr. E.P., 2005, Exploration Assessment of Horcon District Emphasizing Structural Analysis, prepared for Mauricio Hochschild Mexico, 30pp.

Pouliot, C.E., 1932, Report on the Comanja Mining District for Minas Mexicanas S.A., 33pp.

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Torres, E., 2012, Preliminary Metallurgical Report on the El Horcon mineralization from the Diamantillo vein.

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28.0	DATE AND SIGNATURE PAGE

This report titled “NI43-101 Report on the EL HORCON PROJECT Mineral Resource Estimation for the Diamantillo, Diamantillo HW, Natividad, and San Guillermo Zones, as of AUGUST 31, 2013” and dated September 26, 2013 was prepared and signed by the following authors:

Dated at Vancouver, B.C.	“Robert F. Brown”

September 26, 2013	Robert F. Brown, P. Eng.

V.P. Exploration, Great Panther Silver Limited

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29.0	CERTIFICATES OF QUALIFIED PERSONS

I, Robert F. Brown, 3977 Westridge Ave., West Vancouver, B.C., Canada, as an the author of this report “NI43-101 Report on the EL HORCON PROJECT Mineral Resource Estimation for the Diamantillo, Diamantillo HW, Natividad & San Guillermo Zones, as of August 31, 2013 prepared for Great Panther Silver Limited., dated September 26, 2013 do hereby certify that;

1.	I am a graduate of the Queen’s University at Kingston, Ontario (1975) and hold a B. Sc. degree in Geology.

2.	I am presently employed as VP Exploration for Great Panther Silver Limited.

3.	I have been employed in my profession by various companies since graduation in 1975.

4.	I am a registered Professional Engineer with Association of Professional Engineers and Geoscientists of B.C. since 1982.

5.

I have read the definitions of “Qualified Person” set out in NI 43- 101 and certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfil the requirements to be a “Qualified Person” for the purposes of NI 43- 101.

6.	I have visited the El Horcon Project on numerous occasions since mid-2012, most recently on August 30th, 2013.

7.	I am the author responsible for this report utilizing data supplied by the various persons and Companies listed in the References section of this report.

8.

To the best of my knowledge, information and belief, this Technical Report contains all the scientific and technical information that is required to be disclosed to make this technical report not misleading.

9.	I am not independent of Great Panther Silver Limited as defined in Section 1.4 of NI 43- 101 as I was appointed VP Exploration in April of 2004.

10.	I have read NI 43- 101 and NI 43-101F1 and have prepared the Technical Report in compliance with that instrument and form.

11.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

“Robert F. Brown”

Robert F. Brown, P. Eng., B.C.

DATED at Vancouver, British Columbia, this 26th day of September, 2013

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